  Exhibit 99.1

High Tide Announces Participation at Upcoming Investment Conferences: Roth Conference, Benzinga Capital Conference, Canaccord Genuity's Global Cannabis Conference

Leading Cannabis Retailer Announces Attendance at Upcoming Cannabis and Finance-Focused Events to Network, Bring Visibility to the Company's Operational Success and Share Industry Expertise

CALGARY, AB, March 10, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today their upcoming participation at cannabis and finance industry trade shows in March through May, including the Roth Conference on March 12-14, Benzinga Cannabis Capital Conference Miami on April 11-12, and Canaccord Genuity's 7th Annual Global Cannabis Conference on May 18.

Roth Conference - March 12-14, 2023

Vahan Ajamian, Capital Markets Advisor for High Tide, will be attending the 35th annual Roth Conference from March 12-14 in Laguna Niguel, CA. He will be speaking at a fireside chat alongside analyst Scott Fortune on Monday, March 13th, at 12:30 PM PT. The Annual Roth Conference is one of the largest in the nation for small-cap companies and combines company presentations, Q&A sessions and management 1-on-1 meetings. Mr. Ajamian will be sharing his insight into cannabis industry markets and sharing news about High Tide's latest milestones.

Benzinga Capital Conference Miami - April 11-12, 2023

High Tide CEO Raj Grover will be attending, participating in one-on-one meetings, and speaking at Benzinga's Cannabis Capital Conference at Fontainebleau Miami Beach, FL, from April 11-12. Mr. Grover will be sharing industry knowledge as a global retail powerhouse in cannabis, speaking on retail trends and strategies for retail loyalty, in a session called Collision Course: Cannabis and the Future of Retail, on Tuesday, April 11 at 1 pm ET.

Canaccord Genuity's 7th Annual Global Cannabis Conference - May 18, 2023

Vahan Ajamian will return to the US for Canaccord Genuity's 7th Annual Global Cannabis Conference on May 18 in New York, NY. This one-day event will feature company presentations and one-on-one meetings with senior management teams representing every facet of the global cannabis industry, including multi-state operators, licensed producers from around the world, technology providers and brand owners.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Brick & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 151 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. Canna Cabana recently became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk,

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by Report on Business Magazine. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2023/10/c3961.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 10-MAR-23